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 mcSquares

Anthony Franco · 2nd in

Entrepreneurial Servant Leader

Denver, Colorado · 500+ connections · Contact info

Highlights

1 mutual connection
You and Anthony both know Dr. Stephanie Gripne

About

Along with founding 7 different successful companies and holding multiple patents, I've held leadership positions in creative direction, feature film post-production, technological architecture, advertising production, enterprise product development, computer-aided design, hospitality management, and physical product manufacturing.

Most notably, I founded the large, Denver-based firm, Effective, the world's first and leading user experience and digital product development firm. Effective is responsible for the creation of hundreds of award-winning digital products for many of the world's most recognizable brands. O'Reilly published a book based exclusively on our philosophies and practices, titled "Effective UI: The Art of Building Great User Experiences in Software" Effective was purchased by WPP and is now an innovation group within Ogilvy.

I'm most proud of the awards my teams have won:
74 Technology Awards
62 Design Awards

37 Innovation Awards
35 Marketing Awards
27 Mobile Awards
24 Business Awards

Currently, I am :
- an advisor and board member of several startups
- run a little event space in Denver for startups & founders called the Soda Pop Garage
- LP in the Galvanize Venture Fund
- CEO at Comsero- a collaboration product company
- Working on 2 software startups in AI and SMB SaaS
- managing member of a commercial real-estate holding firm
- a father and husband

yes, I'm ridiculously busy and loving (nearly) every minute of it

 You. Are. Creative

Articles & activity

4,027 followers



The worst product launch that ever was


Anthony Franco
Published on LinkedIn

Did you catch it? Is your jaw still open with shock? If you missed it last night, the CyberTruck announcement yesterday was shockingly bad. I am a huge fan of Elon Musk - I believe ...see more

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Arthur Viente thanks for explaining: I think you and I just disagree that th...
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Arthur Viente not sure what your point is...
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Arthur Viente I believe they are opposites - they can't be balanced
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Experience



Founder
mcSquares
Jan 2013 – Present · 7 yrs 2 mos
Colorado

Comsero is the manufacture of the well know collaborative dry-erase product family "mcSquares" Anthony is the founder and Chief Executive Officer for this physical product company. Comsero focuses on creating elegantly designed products and services that improve the way people collaborate and create.



Advisor
Suite Pea
Jan 2019 – Present · 1 yr 2 mos
Colorado

Suite Pea enables entrepreneurs to compete - to grow their businesses based on the merit of their products and their ability to delight customers.



Advisor
Sybil Systems
Sep 2018 – Present · 1 yr 6 mos

Sybil is natural language processing platform that indexes unstructured textual data very efficiently so that people can extract relevance from extensive volumes of information.



Mentor
Boomtown Accelerator
Apr 2016 – Present · 3 yrs 11 mos
Boulder

Mentor Boomtown startup companies with a focus on software, user experience, marketing, product development, investor pitching, sales, and entrepreneurship.



Mentor
The Commons on Champa
Feb 2016 – Present · 4 yrs 1 mo

Ad-hoc mentor for companies with a focus on software, user experience, marketing, product development, investor pitching, sales, and entrepreneurship.

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Volunteer Experience

Co-Founder and primary donor at EffectiveSC
EffectiveSC
Jan 2009 · 1 mo
Education

















co-founded this non-profit dedicated to improving education with technology...

Skills & Endorsements

User Experience · 99+

Endorsed by **SuAnne Hall and 8 others who are highly skilled at this**

Endorsed by **2 of Anthony's colleagues at Boomtown Accelerators**

User Interface Design · 91

Endorsed by **David Schell and 9 others who are highly skilled at this**

Endorsed by **19 of Anthony's colleagues at Effective Inc.**

User Interface · 70

Endorsed by **David Schell and 9 others who are highly skilled at this**

Endorsed by **19 of Anthony's colleagues at Effective Inc.**

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Recommendations

Received (0) Given (9)

H.B. Mok
Product Management & Product Marketing Leader, Adobe & Netflix | Team Builder | Creativity Enthusiast
April 16, 2016, H.B. was a client of Anthony's

H.B. was always the person I sought counsel from when trying out new technology consulting ideas. He was one of the only professionals that shot straight, gave great advice, and really cared about helping me grow our business. Strong technology leader that is know for being an asset by his peers...

Libby Palmer
Senior Talent Management Professional
April 16, 2016, Anthony was senior to Libby but didn't manage directly

Without a doubt, the best recruiter / culture champion / hr executive I've ever worked with. Libby has the exact right blend of positivity and executive grit. I'd hire her, work along side her, or work for her at anytime again in the future. And, she's "kinda" funny and is always smiling. Just a great person to be around.

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Accomplishments

25 **Honors & Awards**
APEX Awards: 20 Most Innovative Companies • Award of Distinction • Award of Excellence • Best App • Best Customer Experience App • Best Marketing Materials • Best Mobile Experience • Best of Show • Gold Award for Excellance • Gold Standard • Honoree • Honoree • Inc. 500 Fastest Growing Companies • Innovator Award • Merit Award • Mobile Excellence • Most Innovative Company Of The Year • Most Pervasive Use of Data • Standard Of Excellence • Standard Of Excellence...

6 **Publications**
Six Things Physical Product Development Taught Me About Experience Design • Marketing and User Experience Aren't Compatible • Are technologists trying to solve the wrong problem? • Running a Digital Agency • Think You're An Industry Leader? Not So Fast • EffectiveUI - The Art of Building Great User Experience in Software

4 **Patents**
Mounting System • Multimedia messaging method and system • Tablet With Interconnection Features • Modular Structures

1 **Language**
English

1 **Organization**
Colorado Technology Association

Interests

 **FEI - SIM Alliance**
52 members

 **OneReach.ai**
673 followers

 **Effective Inc.**
6,931 followers

 **Kevin O'Leary**
Chairman at O'Shares ETFs and Beanst...
2,368,721 followers

 **Galvanize Inc**
12,472 followers

 **Autodesk Fusion 360**
2,771 members

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